5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

THOMSON FINANCIAL

FOR IMMEDIATE RELEASE

Contacts in Brazil
Othon Mäder Ribas
othon@copel.com
011-5541-222-2027

Solange Maueler
Solange@copel.com
011-5541-331-4359
Companhia Paranaense de Energia -COPEL

Contacts in New York
Isabel Vieira
isabel.vieira@tfn.com
212-701-1823

Richard Huber
richard.huber@tfn.com
212-701-1830
Thomson Financial Corporate Group

COPEL TO LIST ON LATIBEX

Curitiba, Brazil, April 30, 2002 - Companhia Paranaense de Energia - COPEL (NYSE: ELP) announced today the Company's plans to list on Latibex.

The Board of Directors, in their 51st Extraordinary Meeting on April 19, 2002, approved Copel's plans to list the Company's common and preferred shares on the Latibex Exchange in Spain. Thus, Copel is currently taking the necessary steps to make the listing possible.

According to Ricardo Portugal Alves, Copel's CFO, "the listing is a significant step for Copel as it makes the company more accessible to its current and potential European shareholders."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: May 3, 2002

By ______________________________

Name: Ricardo Portugal Alves

Title: Principal Financial Officer